FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2009

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐   Form 40-F   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

I

The documents listed below as Exhibits 99.1 to this Form 6-K are being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransAlta Corporation under the Securities Act of 1933, as amended.

99.1	Cover letter to shareholders of Canadian Hydro Developers, Inc. dated July 22, 2009

99.2	Offer and take-over bid circular dated July 22, 2009

99.3	Letter of transmittal

99.4	Notice of guaranteed delivery

99.5	Advertisement

99.6	News release dated July 22, 2009 announcing “Transalta commences offer to acquire Canadian Hydro Developers, Inc.”

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

99.1	Cover letter to shareholders of Canadian Hydro Developers, Inc. dated July 22, 2009

99.2	Offer and take-over bid circular dated July 22, 2009

99.3	Letter of transmittal

99.4	Notice of guaranteed delivery

99.5	Advertisement

99.6	News release dated July 22, 2009 announcing “Transalta commences offer to acquire Canadian Hydro Developers, Inc.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSALTA CORPORATION

Dated: July 22, 2009	By:	/S/ BRIAN BURDEN
Name: Brian Burden
Title: Chief Financial Officer